12670 High Bluff Drive
San Diego, California 92130
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Claudia Rios

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	San Diego Gas & Electric Company

Registration Statement on Form S-3

Filed February 10, 2023

File No. 333-269677

Dear Ms. Rios:

We are in receipt of the Staff’s letter dated February 24, 2023 with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). We are responding to the Staff’s comment on behalf of San Diego Gas & Electric Company (“San Diego Gas & Electric Company” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comment and updating the Registration Statement.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

March 13, 2023

Registration Statement on Form S-3, filed February 10, 2023

Description of First Mortgage Bonds

General, page 16

1.

You disclose that prior to the issuance of each series of bonds, the terms of the particular series of bonds will be specified in a supplemental indenture. You refer to the applicable prospectus supplement or free writing prospectus for a description of the following terms of each series of bonds, one of which includes that “[i]f applicable, that the principal of the bonds may be converted into any class of our capital stock or other securities and the terms and conditions in respect of such conversion.” Please note that Form S-3, General Instruction I.B.2 and I.C.2 cover primary offerings of non-convertible securities other than common equity. Please revise your description of your notes or provide your analysis of the transaction requirement you are relying on for this offering.

San Diego Gas & Electric Company’s Response: In response to the Staff’s comment, the Company has revised the description of its bonds on page 16 of the Amended Registration Statement to remove the reference to any potential convertibility of the bonds.

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3959. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Michael E. Sullivan, Esq.

Michael E. Sullivan, Esq. of LATHAM & WATKINS LLP

cc:	Kevin Dougherty, U.S. Securities and Exchange Commission

Caroline A. Winn, San Diego Gas & Electric Company

James M. Spira, Esq., Sempra Energy

Gregory P. Rodgers, Esq., Latham & Watkins LLP